Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2015	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: Development of Agreement Providing for the Recovery of Competitiveness of Italian Operations Signed

€ 25 million of investments to support the Group’s made-in-Italy production;

Pasquale Natuzzi: “We believe in Italy”

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 4, 2015--Natuzzi S.p.A. (NYSE:NTZ) announces that the Company, the relevant trade union organizations and local institutions signed the final agreement (the “Agreement”) that follows and develops the agreement previously entered into on October 10, 2013. The Agreement was executed yesterday, at the headquarters of the Italian Ministry of Labour. Undersecretary Teresa Bellanova, as well as officials from the Italian Ministry of Economic Development and from the Puglia and Basilicata Regions were also present. The October 10, 2013 agreement had paved the way for the restructuring of the Group’s Italian operations according to the guidelines included in the Group’s transformation plan.

The Agreement is a fundamental tool for the industrial re-launch of Natuzzi’s Italian plants (both from a qualitative and productive standpoint), representing the final step in the production efficiency and work-related cost reduction processes that have been tested over the past few months in the Group’s test laboratory. As a matter of fact, the Company will be able to better allocate workers according to efficiency criteria: workers on rotation will not be staffed at our plants (as opposed to the first part of 2014, when the staffing of workers on rotation at our plants led to a decrease in the level of productivity). These processes have highlighted an encouraging improvement in the main productivity indices.

The Group’s new industrial structure in Italy, based on Lean-enterprise product and industrial process innovations, provides for plant specialization according to product type and for the completion of the entire sofa production cycle within each single plant.

The entire line of Natuzzi Italia products will be assembled within two Italian plants, Matera-Jesce and Laterza. In particular, the Matera-Jesce plant will also be responsible for the manufacturing of the Re-vive armchairs, becoming the center of excellence and innovation for the Group’s production. The Santeramo-Jesce manufacturing plant will be dedicated to the production of the Divani & Divani by Natuzzi product line.

The new business structure will allow the Group to reduce the number of redundant employees subject to future lay-offs, decreasing from 1,506 (previously envisaged in October 2013) to 534. As a result, the number of employees in Italy will be equal to 1,800 (as opposed to the current number of 2,334 employees). The Agreement provides that the Solidarity Agreement will be applicable to these 1,800 employees (both blue and white collars) for a 24-month period, starting from May 2, 2015. These 1,800 employees will work on a reduced-shift basis (for about 5 hours on average per day, as opposed to the current 8 hour shift per day), consistently with the expected order flow that the Company foresees for its Italian productions.

The remaining 534 employees will be covered by the Italian temporary lay-off program named “Cassa Integrazione Guadagni” (under this program, government funds cover the substantial majority of the salaries of redundant workers). The Agreement provides for a possible and gradual reabsorption of up to two hundred employees in the context of the territorial development initiatives contemplated in the October 10, 2013 agreement (which have, in part, already been initiated). As to the remaining 334 employees, the Company anticipates making incentive payments to induce their voluntary resignation. Voluntary resignation formalities are to be agreed upon with the relevant trade union organizations in the following months.

To support the Group’s made-in-Italy production, the Group has planned investments in the aggregate amount of € 25 million, to be allocated to marketing, R&D and industrial enhancement.

“The Agreement signed today is an important step towards the full recovery of our competitiveness and the preservation of jobs at our Italian plants”, Mr Pasquale Natuzzi (Chairman and C.E.O.) commented.

Mr Pasquale Natuzzi concluded: “It is the result of a long journey, during which all players involved have shown a great sense of responsibility and reciprocal trust. We intend to keep on competing globally and exporting our products starting from Italy, that is, the Country we continue to believe and invest in. Today, more than ever, we have put our trust in our Country, in the ability, commitment and responsibility of our workforce, as well as in the Italian Government, for its praiseworthy efforts to modernize our Country. Although markets are still unstable and winds of war blow ominously through strategic areas of the world, this Agreement represents an encouraging starting point that allows us to look to the future – both our Country’s and our own – with greater optimism”.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €449.1 million in 2013, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 4, 2015	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi